SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K



                        Report of Foreign Private Issuer
                     Pursuant to Rule 13a -16 or 15d -16 of
                      the Securities Exchange Act of 1934


                  Report on Form 6-K for the month of May 2004

                                The BOC Group plc
                           Chertsey Road, Windlesham,
                                 Surrey GU20 6HJ
                                     England


          (Name and address of registrant's principal executive office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F X     Form 40-F
                                  ---             ---


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|


     Enclosures:

     1. A notification dated 6 May 2004, advising of the exercise of two Australian SAYE Option schemes by Mr J A Bevan, a director of the Company.

     2. A notification dated 7 May 2004, advising that FMR Corp and Fidelity International Limited no longer have a notifiable interest in the issued share capital of The BOC Group plc.
     3. A notification dated 10 May 2004, advising that The BOC Group plc will be announcing its Half Year results on 13 May 2004.
     4. A notification dated 13 May 2004, to advise that a copy of the Half Year Results for the six months ended 31 March 2004 were available at the UKLA Document Viewing Facility.
     5. A notification dated 14 May 2004, advising that FMR Corp and Fidelity International Limited have a notifiable interest of 3% in the issued share capital of The BOC Group plc.
     6. A notification dated 14 May 2004, advising that Ms J M Baddeley, a director of the Company, has purchased 1014 shares in The BOC Group plc.
     7. A notification dated 14 May 2004, advising that Mr A Bonfield, a director of the Company, has purchased 675 shares in The BOC Group plc.
     8. A notification dated 14 May 2004, advising that Mr G Dawson, a director of the Company, has purchased 392 shares in The BOC Group plc.
     9. A notification dated 14 May 2004, advising that Mr M Miau, a director of the Company, has purchased 675 shares in The BOC Group plc.
     10. A notification dated 14 May 2004, advising that Ms A Quinn, a director of the Company, has purchased 779 shares in The BOC Group plc.
     11. A notification dated 14 May 2004, advising that Mr I Naiper, a director of the Company, has purchased 375 shares and received 404 shares in The BOC Group plc, by way of a share transfer.
     12. A notification dated 14 May 2004, advising that Mr R J Margetts, a director of the Company, has purchased 5600 shares in The BOC Group plc.
     13. A notification dated 14 May 2004, advising that a copy of The BOC Group plc's Interim Report 2004 were available at the UKLA Document Viewing Facility.
     14. A notification dated 17 May 2004, advising that Mr A E Isaac, Chief Executive of The BOC Group plc, will continue in his role until January 2007.
     15. A notification dated 24 May 2004, advising that FMR Corp and Fidelity International Limited no longer have a notifiable interest in the issued share capital of The BOC Group plc.
     16. A notification dated 25 May 2004, advising that The BOC Group is to buy out Duke Energy's shares in Compania de Nitrogeno de Cantarell S.A. de C.V.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                  ON 6 MAY 2004
                 AT 16.59 HRS UNDER REF: PRNUK-0605041657-8C7A


                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.

------------------------------------------------------------------------------------------------------
1.   Name of company                                2.   Name of director
------------------------------------------------------------------------------------------------------
     THE BOC GROUP plc                                   JOHN ANDREW BEVAN
------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------
3.   Please state whether notification indicates    4.   Name of the registered holder(s) and, if
     that it is in respect of holding of the             more than one holder, the number of shares
     shareholder named in 2 above or in respect          held by each of them (if notified)
     of a non-beneficial interest or in the case
     of an individual holder if it is a holding
     of that person's spouse or children under
     the age of 18 or in respect of a
     non-beneficial interest
------------------------------------------------------------------------------------------------------
     AS IN 2 ABOVE                                       JOHN ANDREW BEVAN
------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------
5.   Please state whether notification relates      6.   Please state the nature of the transaction.
     to a person(s) connected with the director          For PEP transactions please indicate whether
     named in 2 above and identify the connected         general/single co PEP and if discretionary/
     person(s)                                           non discretionary
------------------------------------------------------------------------------------------------------
     N/A                                                 EXERCISE OF TWO AUSTRALIAN SAYE OPTIONS
------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------
7.   Number of          8.   Percentage of    9.   Number of           10.  Percentage of
     shares/amount of        issued class          shares/amount of         issued class
     stock acquired                                stock disposed
------------------------------------------------------------------------------------------------------
     1,038                   LESS THAN 0.1%        N/A                      N/A
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
11.  Class of security  12.  Price per share  13.  Date of             14.  Date
                                                   transaction              company informed
------------------------------------------------------------------------------------------------------
     ORDINARY SHARES         419 AT 894P           30 APRIL 2004            5 MAY 2004
     OF 25p EACH             619 AT 766P
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
15.  Total holding following this                   16.  Total percentage holding of issued
     notification                                        class following this notification
------------------------------------------------------------------------------------------------------
     17,108 SHARES                                       0.08%
     401,019 OPTIONS
------------------------------------------------------------------------------------------------------


If a director has been granted options by the company please complete the following boxes.
------------------------------------------------------------------------------------------------------
17.  Date of grant                                  18.  Period during which or date on which
                                                         options exercisable
------------------------------------------------------------------------------------------------------
     N/A                                                 N/A
------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------
19.  Total amount paid (if any) for grant           20.  Description of shares or debentures
     of the option                                       involved: class, number
------------------------------------------------------------------------------------------------------
     N/A                                                 N/A
------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------
21.  Exercise price (if fixed at time of            22.  Total number of shares or
     grant) or indication that price is to be            debentures over which options held
     fixed at time of exercise                           following this notification
------------------------------------------------------------------------------------------------------
     N/A                                                 N/A
------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------
23.  Any additional information                     24.  Name of contact and telephone number for
                                                         queries
------------------------------------------------------------------------------------------------------
     N/A                                                 KAREN WESTON  01276 807388
------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------
25.  Name and signature of authorised company official responsible for making this notification

     KAREN WESTON, ADMINISTRATION ASSISTANT
     Date of notification 6 MAY 2004

------------------------------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                  ON 7 May 2004
                  AT 07.02 HRS UNDER REF: PRNUK-0705040644-2ADA

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

------------------------------------------------------------------------------------------------------
1.   Name of company                                2.   Name of shareholder having a major interest

     The BOC Group plc                                   FMR Corp and Fidelity International Limited

------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
3.   Please state whether notification indicates    4.   Name of the registered holder(s) and, if
     that it is in respect of holding of the             more than one holder, the number of
     shareholder named in 2 above or in respect          shares held by each of them
     of a non-beneficial interest or in the case
     of an individual holder if it is a holding
     of that person's spouse or children under           See additional information
     the age of 18


     Notification in respect of party named in 2 above.

------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
5.   Number of         6.  Percentage of issued    7.  Number of shares/amount   8.  Percentage of
     shares/amount of      class                       of stock disposed             issued class
     stock acquired


------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
9.   Class of security                10.  Date of transaction       11.  Date company informed

     Ordinary shares of 25p each           5 May 2004                     6 May 2004


------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
12.  Total holding following this notification      13.  Total percentage holding of issued class
                                                         following this notification

     14,870,018                                          2.98%

------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
14.  Any additional information                     15.  Name of contact and telephone number
                                                         for queries
     The BOC Group plc had previously been
     advised that pursuant to s198 of the                Carol Hunt
     Companies Act, FMR Corp and Fidelity                Deputy Company Secretary
     Investments Limited had an interest of              01276 807759
     3.00% in the issued Ordinary shares of
     the Company.

     In a letter dated 5 May 2004 and received on 6 May 2004 The BOC Group plc has been notified that FMR Corp and Fidelity
     Investments Limited no longer have a
     notifiable interest in the issued Ordinary share capital of the Company, such interest now being 2.98%.

     Neither FMR Corp nor Fidelity Investments
     Limited own shares for their own account.
     The shares are held by Fidelity on behalf of their clients.

------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
16.  Name and signature of authorised company official responsible for making this notification

     Carol Hunt


------------------------------------------------------------------------------------------------------

Date of notification ___6 May 2004_________

------------------------------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 10 MAY 2004
                  AT 13.58 HRS UNDER REF: PRNUK-1005041356-BC70




10 May 2004

The BOC Group plc

The BOC Group plc will be announcing its results for the half-year ended 31 March 2004 on Thursday 13 May 2004.


Contact:  Christopher Marsay, Director - Investor Relations
          The BOC Group, Windlesham, UK
             Telephone 01276 477222 (International +44 1276 477222)

THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE ON 13 MAY 2004 AT 10.30 HRS UNDER REF: PRNUK-1305041028-CC22

13 May 2004

THE BOC GROUP plc - NEWS RELEASE ON THE RESULTS FOR THE SIX MONTHS ENDED 31 MARCH 2004

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which, is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel.no. (0)20 7676 1000

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 14 May 2004
                  AT 15.20 HRS UNDER REF: PRNUK-1405041519-4982

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

------------------------------------------------------------------------------------------------------
1.   Name of company                                2.   Name of shareholder having a major interest

     The BOC Group plc                                   FMR Corp and Fidelity International Limited

------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
3.   Please state whether notification indicates    4.   Name of the registered holder(s) and, if more
     that it is in respect of holding of the             than one holder, the number of shares held by
     shareholder named in 2 above or in respect of       each of them
     a non-beneficial interest or in the case of
     an individual holder if it is a holding of
     that person's spouse or children under the          See additional information
     age of 18


     Notification in respect of party named in 2 above.

------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
5.   Number of shares/amount    6.   Percentage of    7.  Number of shares/amount   8.  Percentage of
     of stock acquired               issued class         of stock disposed             issued class


------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
9.   Class of security                10.  Date of transaction       11.  Date company informed

     Ordinary shares of 25p each           13 May 2004                    14 May 2004


------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
12.  Total holding following this notification      13.  Total percentage holding of issued class
                                                         following this notification

     14,949,716                                          3.00%

------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
14.  Any additional information                     15.  Name of contact and telephone number
                                                         for queries
     In a letter dated 13 May 2004 and
     received on 14 May 2004 The BOC Group               Sarah Larkins
     plc has been notified that FMR Corp and             Assistant Company Secretary
     Fidelity Investments Limited have a                 01276 807383
     3.00% notifiable interest in the issued
     Ordinary share capital of the Company.

     Neither FMR Corp nor Fidelity
     Investments Limited own shares for their own account. The shares are held by Fidelity on behalf of their clients.

------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
16.  Name and signature of authorised company official responsible for making this notification

     Sarah Larkins

------------------------------------------------------------------------------------------------------

Date of notification ___14 May 2004_________

------------------------------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 14 MAY 2004
                  AT 15:25 HRS UNDER REF: PRNUK-1405041524-E7DF


                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.

------------------------------------------------------------------------------------------------------
1.   Name of company                                2.   Name of director
------------------------------------------------------------------------------------------------------
     THE BOC GROUP plc                                   JULIE BADDELEY
------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------
3.   Please state whether notification indicates    4.   Name of the registered holder(s) and, if
     that it is in respect of holding of the             more than one holder, the number of shares
     shareholder named in 2 above or in respect          held by each of them (if notified)
     of a non-beneficial interest or in the case
     of an individual holder if it is a holding
     of that person's spouse or children under
     the age of 18 or in respect of a
     non-beneficial interest
------------------------------------------------------------------------------------------------------
     IN RESPECT OF A HOLDING OF THE DIRECTOR IN 2        JULIA MARGARET BADDELEY
     ABOVE
------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------
5.   Please state whether notification relates      6.   Please state the nature of the transaction.
     to a person(s) connected with the                   For PEP transactions please indicate whether
     director named in 2 above and identify              general/single co PEP and if
     the connected person(s)                             discretionary/non discretionary
------------------------------------------------------------------------------------------------------
     N/A                                                 PURCHASE
------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------
7.   Number of            8.   Percentage of        9.   Number of            10.  Percentage of
     shares/amount of          issued class              shares/amount of          issued class
     stock acquired                                      stock disposed
------------------------------------------------------------------------------------------------------
     1,014                     LESS THAN 0.1%            N/A                       N/A
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
11.  Class of            12.  Price per         13.  Date of              14.  Date company
     security                 share                  transaction               informed

------------------------------------------------------------------------------------------------------
     ORDINARY 25P             880p                   14 MAY 2004               14 MAY 2004
     SHARES
------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------
15.  Total holding following this                   16.  Total percentage holding of issued
     notification                                        class following this notification
------------------------------------------------------------------------------------------------------
     2,268                                               LESS THAN 0.1%
------------------------------------------------------------------------------------------------------


If a director has been granted options by the company please complete the following boxes.
------------------------------------------------------------------------------------------------------
17.  Date of grant                                  18.  Period during which or date on which
                                                         options exercisable
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------
19.  Total amount paid (if any) for grant           20.  Description of shares or debentures
     of the option                                       involved: class, number
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------
21.  Exercise price (if fixed at time of grant)     22.  Total number of shares or debentures over
     or indication that price is to be fixed at          which options held following this
     time of exercise                                    notification
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------
23.  Any additional information                     24.  Name of contact and telephone number for
                                                         queries
------------------------------------------------------------------------------------------------------
                                                         CAROL HUNT 01276 807759
------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------
25. Name and signature of authorised company official responsible for making this notification

    CAROL HUNT, DEPUTY COMPANY SECRETARY
    Date of notification __14 MAY 2004______________

------------------------------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 14 MAY 2004
                  AT 15:28 HRS UNDER REF: PRNUK-1405041526-308F


                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.

------------------------------------------------------------------------------------------------------
1.   Name of company                                2.   Name of director
------------------------------------------------------------------------------------------------------
     THE BOC GROUP plc                                   ANDREW BONFIELD
------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------
3.   Please state whether notification indicates    4.   Name of the registered holder(s) and, if
     that it is in respect of holding of the             more than one holder, the number of shares
     shareholder named in 2 above or in respect          held by each of them (if notified)
     of a non-beneficial interest or in the case
     of an individual holder if it is a holding
     of that person's spouse or children under
     the age of 18 or in respect of a
     non-beneficial interest
------------------------------------------------------------------------------------------------------
     IN RESPECT OF A HOLDING OF THE DIRECTOR IN 2        ANDREW ROBERT JOHN BONFIELD
     ABOVE
------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------
5.   Please state whether notification relates to   6.   Please state the nature of the transaction.
     a person(s) connected with the director             For PEP transactions please indicate whether
     named in 2 above and identify the connected         general/single co PEP and if
     person(s)                                           discretionary/non discretionary

------------------------------------------------------------------------------------------------------
     N/A                                                 PURCHASE
------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------
7.   Number of            8.   Percentage of       9.   Number of             10.  Percentage of
     shares/amount of          issued class             shares/amount of           issued class
     stock acquired                                     stock disposed
------------------------------------------------------------------------------------------------------
     675                       LESS THAN 0.1%           N/A                        N/A
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
11.  Class of security    12.  Price per share     13.  Date of              14.  Date company
                                                        transaction               informed
------------------------------------------------------------------------------------------------------
     ORDINARY                  880p                     14 MAY 2004               14 MAY 2004
     25P SHARES
------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------
15.  Total holding following this                   16.  Total percentage holding of issued
     notification                                        class following this notification
------------------------------------------------------------------------------------------------------
     1,175                                               LESS THAN 0.1%
------------------------------------------------------------------------------------------------------


If a director has been granted options by the company please complete the following boxes.
------------------------------------------------------------------------------------------------------
17.  Date of grant                                  18.  Period during which or date on which
                                                         options exercisable
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------
19.  Total amount paid (if any) for grant           20.  Description of shares or debentures
     of the option                                       involved: class, number
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------
21.  Exercise price (if fixed at time of grant)     22.  Total number of shares or debentures over
     or indication that price is to be fixed at          which options held following this
     time of exercise                                    notification
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------
23.  Any additional information                     24.  Name of contact and telephone number for
                                                         queries
------------------------------------------------------------------------------------------------------
                                                         CAROL HUNT 01276 807759
------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------
25.  Name and signature of authorised company official responsible for making this notification

     CAROL HUNT, DEPUTY COMPANY SECRETARY
     Date of notification __14 MAY 2004______________

------------------------------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 14 MAY 2004
                  AT 15:30 HRS UNDER REF: PRNUK-1405041528-6BB9


                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.

------------------------------------------------------------------------------------------------------
1.   Name of company                                2.   Name of director
------------------------------------------------------------------------------------------------------
     THE BOC GROUP plc                                   GUY DAWSON
------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------
3.   Please state whether notification indicates    4.   Name of the registered holder(s) and, if
     that it is in respect of holding of the             more than one holder, the number of shares
     shareholder named in 2 above or in respect          held by each of them (if notified)
     of a non-beneficial interest or in the case
     of an individual holder if it is a holding
     of that person's spouse or children under
     the age of 18 or in respect of a
     non-beneficial interest
------------------------------------------------------------------------------------------------------
     IN RESPECT OF A HOLDING OF THE DIRECTOR IN 2        GUY NEVILLE DAWSON
     ABOVE
------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------
5.   Please state whether notification relates to   6.   Please state the nature of the transaction.
     a person(s) connected with the director             For PEP transactions please indicate whether
     named in 2 above and identify the connected         general/single co PEP and if
     person(s)                                           discretionary/non discretionary

------------------------------------------------------------------------------------------------------
     N/A                                                 PURCHASE
------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------
7.   Number of            8.   Percentage of       9.   Number of            10.  Percentage of
     shares/amount of          issued class             shares/amount of          issued class
     stock acquired                                     stock disposed
------------------------------------------------------------------------------------------------------
     392                       LESS THAN 0.1%           N/A                       N/A
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
11.  Class of security      12.  Price per share     13.  Date of             14.  Date company
                                                          transaction              informed
------------------------------------------------------------------------------------------------------
     ORDINARY                    880p                     14 MAY 2004              14 MAY 2004
     25P SHARES
------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------
15.  Total holding following this notification      16.  Total percentage holding of issued class
                                                         following this notification
------------------------------------------------------------------------------------------------------
     892                                                 LESS THAN 0.1%
------------------------------------------------------------------------------------------------------


If a director has been granted options by the company please complete the following boxes.
------------------------------------------------------------------------------------------------------
17.  Date of grant                                  18.  Period during which or date on which
                                                         options exercisable
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------
19.  Total amount paid (if any) for grant of the    20.  Description of shares or debentures
     option                                              involved: class, number
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------
21.  Exercise price (if fixed at time of grant)     22.  Total number of shares or debentures over
     or indication that price is to be fixed at          which options held following this
     time of exercise                                    notification
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------
23.  Any additional information                     24.  Name of contact and telephone number for
                                                         queries
------------------------------------------------------------------------------------------------------
                                                         CAROL HUNT 01276 807759
------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------
25.  Name and signature of authorised company official responsible for making this notification

     CAROL HUNT, DEPUTY COMPANY SECRETARY
     Date of notification __14 MAY 2004______________

------------------------------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 14 MAY 2004
                  AT 15:32 HRS UNDER REF: PRNUK-1405041531-A085


                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.

------------------------------------------------------------------------------------------------------
1.   Name of company                                2.   Name of director
------------------------------------------------------------------------------------------------------
     THE BOC GROUP plc                                   MATTHEW MIAU
------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------
3.   Please state whether notification indicates    4.   Name of the registered holder(s) and, if
     that it is in respect of holding of the             more than one holder, the number of shares
     shareholder named in 2 above or in respect          held by each of them (if notified)
     of a non-beneficial interest or in the case
     of an individual holder if it is a holding
     of that person's spouse or children under
     the age of 18 or in respect of a
     non-beneficial interest
------------------------------------------------------------------------------------------------------
     IN RESPECT OF A HOLDING OF THE DIRECTOR IN 2        MATTHEW MIAU
     ABOVE
------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------
5.   Please state whether notification relates to   6.   Please state the nature of the transaction.
     a person(s) connected with the director             For PEP transactions please indicate whether
     named in 2 above and identify the connected         general/single co PEP and if
     person(s)                                           discretionary/non discretionary
------------------------------------------------------------------------------------------------------
     N/A                                                 PURCHASE
------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------
7.   Number of            8.   Percentage of       9.   Number of            10.  Percentage of
     shares/amount of          issued class             shares/amount of          issued class
     stock acquired                                     stock disposed
------------------------------------------------------------------------------------------------------
     675                       LESS THAN 0.1%           N/A                       N/A
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
11.  Class of security      12.  Price per share     13.  Date of              14.  Date company
                                                          transaction               informed
------------------------------------------------------------------------------------------------------
     ORDINARY                    880p                     14 MAY 2004               14 MAY 2004
     25P SHARES
------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------
15.  Total holding following this notification      16.  Total percentage holding of issued class
                                                         following this notification
------------------------------------------------------------------------------------------------------
     3,447                                               LESS THAN 0.1%
------------------------------------------------------------------------------------------------------


If a director has been granted options by the company please complete the following boxes.
------------------------------------------------------------------------------------------------------
17.  Date of grant                                  18.  Period during which or date on which
                                                         options exercisable
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------
19.  Total amount paid (if any) for grant of the    20.  Description of shares or debentures
     option                                              involved: class, number
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------
21.  Exercise price (if fixed at time of grant)     22.  Total number of shares or debentures over
     or indication that price is to be fixed at          which options held following this
     time of exercise                                    notification
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------
23.  Any additional information                     24.  Name of contact and telephone number for
                                                         queries
------------------------------------------------------------------------------------------------------
                                                         CAROL HUNT 01276 807759
------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------
25. Name and signature of authorised company official responsible for making this notification

    CAROL HUNT, DEPUTY COMPANY SECRETARY
    Date of notification __14 MAY 2004______________

------------------------------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 14 MAY 2004
                  AT 15:35 HRS UNDER REF: PRNUK-1405041533-D4BE


                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.

------------------------------------------------------------------------------------------------------
1.   Name of company                                2.   Name of director
------------------------------------------------------------------------------------------------------
     THE BOC GROUP plc                                   ANNE QUINN
------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------
3.   Please state whether notification indicates    4.   Name of the registered holder(s) and, if
     that it is in respect of holding of the             more than one holder, the number of shares
     shareholder named in 2 above or in respect          held by each of them (if notified)
     of a non-beneficial interest or in the case
     of an individual holder if it is a holding
     of that person's spouse or children under
     the age of 18 or in respect of a
     non-beneficial interest
------------------------------------------------------------------------------------------------------
     IN RESPECT OF A HOLDING OF THE DIRECTOR IN 2        ANNE CECILLE QUINN
     ABOVE
------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------
5.   Please state whether notification relates to   6.   Please state the nature of the transaction.
     a person(s) connected with the director             For PEP transactions please indicate whether
     named in 2 above and identify the connected         general/single co PEP and if
     person(s)                                           discretionary/non discretionary
------------------------------------------------------------------------------------------------------
     N/A                                                 PURCHASE
------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------
7.   Number of            8.   Percentage of       9.   Number of             10.  Percentage of
     shares/amount of          issued class             shares/amount of           issued class
     stock acquired                                     stock disposed
------------------------------------------------------------------------------------------------------
     779                       LESS THAN 0.1%           N/A                        N/A
--------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
11.  Class of security      12.  Price per share     13.  Date of              14.  Date company
                                                          transaction               informed
------------------------------------------------------------------------------------------------------
     ORDINARY                    880p                     14 MAY 2004               14 MAY 2004
     25P SHARES
------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------
15.  Total holding following this notification      16.  Total percentage holding of issued class
                                                         following this notification
------------------------------------------------------------------------------------------------------
     779                                                 LESS THAN 0.1%
------------------------------------------------------------------------------------------------------


If a director has been granted options by the company please complete the following boxes.
------------------------------------------------------------------------------------------------------
17.  Date of grant                                  18.  Period during which or date on which
                                                         options exercisable
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------
19.  Total amount paid (if any) for grant of the    20.  Description of shares or debentures
     option                                              involved: class, number
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------
21.  Exercise price (if fixed at time of grant)     22.  Total number of shares or debentures over
     or indication that price is to be fixed at          which options held following this
     time of exercise                                    notification
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------
23.  Any additional information                     24.  Name of contact and telephone number for
                                                         queries
------------------------------------------------------------------------------------------------------
                                                         CAROL HUNT 01276 807759
------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------
25.  Name and signature of authorised company official responsible for making this notification

     CAROL HUNT, DEPUTY COMPANY SECRETARY
     Date of notification __14 MAY 2004______________

------------------------------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 14 MAY 2004
                  AT 15:37 HRS UNDER REF: PRNUK-1405041535-0621


                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.

------------------------------------------------------------------------------------------------------
1.   Name of company                                2.   Name of director
------------------------------------------------------------------------------------------------------
     THE BOC GROUP plc                                   IAIN NAPIER
------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------
3.   Please state whether notification indicates    4.   Name of the registered holder(s) and, if
     that it is in respect of holding of the             more than one holder, the number of shares
     shareholder named in 2 above or in respect          held by each of them (if notified)
     of a non-beneficial interest or in the case
     of an individual holder if it is a holding
     of that person's spouse or children under
     the age of 18 or in respect of a
     non-beneficial interest
------------------------------------------------------------------------------------------------------
     IN RESPECT OF A HOLDING OF THE DIRECTOR IN 2        JOHN GRANT NAPIER
     ABOVE
------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------
5.   Please state whether notification relates to   6.   Please state the nature of the transaction.
     a person(s) connected with the director             For PEP transactions please indicate whether
     named in 2 above and identify the connected         general/single co PEP and if
     person(s)                                           discretionary/non discretionary
------------------------------------------------------------------------------------------------------
     N/A                                                 PURCHASE AND TRANSFER FROM ROMAINE NAPIER
                                                         (WIFE)
------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------
7.   Number of            8.   Percentage of       9.   Number of             10.  Percentage of
     shares/amount of          issued class             shares/amount of           issued class
     stock acquired                                     stock disposed
------------------------------------------------------------------------------------------------------
     404 SHARES                LESS THAN 0.1%           N/A                        N/A
     TRANSFERRED FROM
     WIFE

     375 PURCHASE
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
11.  Class of security      12.  Price per share     13.  Date of              14.  Date company
                                                          transaction               informed
------------------------------------------------------------------------------------------------------
     ORDINARY 25P                TRANSFER BY WAY          14 MAY 2004               14 MAY 2004
     SHARES                      OF GIFT

                                 PURCHASE AT 880p
------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------
15.  Total holding following this notification      16.  Total percentage holding of issued class
                                                         following this notification
------------------------------------------------------------------------------------------------------
     779                                                 LESS THAN 0.1%
------------------------------------------------------------------------------------------------------


If a director has been granted options by the company please complete the following boxes.
------------------------------------------------------------------------------------------------------
17.  Date of grant                                  18.  Period during which or date on which
                                                         options exercisable
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------
19.  Total amount paid (if any) for grant of the    20.  Description of shares or debentures
     option                                              involved: class, number
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------
21.  Exercise price (if fixed at time of grant)     22.  Total number of shares or debentures over
     or indication that price is to be fixed at          which options held following this
     time of exercise                                    notification
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------
23.  Any additional information                     24.  Name of contact and telephone number for
                                                         queries
------------------------------------------------------------------------------------------------------
                                                         CAROL HUNT 01276 807759
------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------
25.  Name and signature of authorised company official responsible for making this notification

     CAROL HUNT, DEPUTY COMPANY SECRETARY
     Date of notification __14 MAY 2004______________

------------------------------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 14 MAY 2004
                  AT 15:39 HRS UNDER REF: PRNUK-1405041538-43B2


                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.

------------------------------------------------------------------------------------------------------
1.   Name of company                                2.   Name of director
------------------------------------------------------------------------------------------------------
     THE BOC GROUP plc                                   ROBERT JOHN MARGETTS
------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------
3.   Please state whether notification indicates    4.   Name of the registered holder(s) and, if
     that it is in respect of holding of the             more than one holder, the number of shares
     shareholder named in 2 above or in respect          held by each of them (if notified)
     of a non-beneficial interest or in the case
     of an individual holder if it is a holding
     of that person's spouse or children under
     the age of 18 or in respect of a
     non-beneficial interest
------------------------------------------------------------------------------------------------------
     IN RESPECT OF A HOLDING OF SPOUSE                   JOAN SANDRA MARGETTS
------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------
5.   Please state whether notification relates to   6.   Please state the nature of the transaction.
     a person(s) connected with the director             For PEP transactions please indicate whether
     named in 2 above and identify the connected         general/single co PEP and if
     person(s)                                           discretionary/non discretionary
------------------------------------------------------------------------------------------------------
     N/A                                                 PURCHASE
------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------
7.   Number of            8.   Percentage of       9.   Number of             10.  Percentage of
     shares/amount of          issued class             shares/amount of           issued class
     stock acquired                                     stock disposed
------------------------------------------------------------------------------------------------------
     5,600                     LESS THAN 0.1%           N/A                        N/A
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
11.  Class of security      12.  Price per share     13.  Date of              14.  Date company
                                                          transaction               informed
------------------------------------------------------------------------------------------------------
     ORDINARY                    880p                     14 MAY 2004               14 MAY 2004
     25P SHARES
------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------
15.  Total holding following this notification      16.  Total percentage holding of issued class
                                                         following this notification
------------------------------------------------------------------------------------------------------
     28,600                                              Less than 0.1%
------------------------------------------------------------------------------------------------------


If a director has been granted options by the company please complete the following boxes.
------------------------------------------------------------------------------------------------------
17.  Date of grant                                  18.  Period during which or date on which
                                                         options exercisable
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------
19.  Total amount paid (if any) for grant of the    20.  Description of shares or debentures
     option                                              involved: class, number
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------
21.  Exercise price (if fixed at time of grant)     22.  Total number of shares or debentures over
     or indication that price is to be fixed at          which options held following this
     time of exercise                                    notification
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------
23.  Any additional information                     24.  Name of contact and telephone number for
                                                         queries
------------------------------------------------------------------------------------------------------
                                                         CAROL HUNT 01276 807759
------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------
25.  Name and signature of authorised company official responsible for making this notification

     CAROL HUNT, DEPUTY COMPANY SECRETARY
     Date of notification __14 MAY 2004______________

------------------------------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 14 May 2004
                  AT 16.34 HRS UNDER REF: PRNUK-1405041632-1D77


14 May 2004

THE BOC GROUP plc - INTERIM REPORT 2004

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which, is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel.no. (0)20 7676 1000

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 17 MAY 2004
                  AT 11:33 HRS UNDER REF: PRNUK-1705041131-7145




17 May 2004



       BOC Group chief executive Tony Isaac to continue until January 2007


                  The board of The BOC Group plc announced today that Tony Isaac, chief executive, will continue in his role until the annual general meeting in January 2007.



                  Rob Margetts, chairman, said: "I am very pleased that Tony Isaac has accepted the invitation of the board to continue as chief executive. Tony has led the Group with great skill and vigour since 1999 and has established BOC on a path of growth and financial performance. Tony and our management team will continue to follow our strategy delivering the stretching targets we have set up to 2007 and to plan for the Group's further growth in the years beyond."


--------------------------------------------------------------------------------
Contact:       Christopher Marsay, Director - Investor Relations
--------------------------------------------------------------------------------
               Tel: 01276 477222 (International +44 1276 477222)
--------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 24 MAY 2004
                  AT 11:50 HRS UNDER REF: PRNUK-2405041148-0974

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

-------------------------------------------------------------------------------------------------------
1.   Name of company                                2.   Name of shareholder having a major interest

     The BOC Group plc                                   FMR Corp and Fidelity International Limited

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
3.   Please state whether notification indicates    4.   Name of the registered holder(s) and, if more
     that it is in respect of holding of the             than one holder, the number of shares held
     shareholder named in 2 above or in respect          by each of them
     of a non-beneficial interest or in the case of
     an individual holder if it is a holding of that
     person's spouse or children under the age of 18     See additional information


     Notification in respect of party named in 2 above.

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
5.   Number of         6.  Percentage of issued   7.  Number of shares/amount   8.  Percentage of
     shares/amount of      class                      of stock disposed             issued class
     stock acquired



-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
9.   Class of security                           10.  Date of transaction    11.  Date company informed

     Ordinary shares of 25p each                      21 May 2004                 24 May 2004



-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
12.  Total holding following this notification   13.  Total percentage holding of issued class
                                                      following this notification

     14,857,816                                       2.98%

-------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
14.  Any additional information                         15. Name of contact and telephone number for queries

     The BOC Group plc had previously been advised          Carol Hunt
     that pursuant to s198 of the Companies Act, FMR        Deputy Company Secretary
     Corp and Fidelity Investments Limited had an           01276 807759
     interest of 3.00% in the issued Ordinary shares
     of the Company.

     In a letter dated 21 May 2004 and received on 24
     May 2004 The BOC Group plc has been notified that FMR Corp and Fidelity Investments Limited no longer have a notifiable interest in the issued
     Ordinary share capital of the Company, such interest now being 2.98%.

     Neither FMR Corp nor Fidelity Investments Limited own shares for their own account. The shares are held by Fidelity on behalf of their clients.

------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
16.  Name and signature of authorised company official responsible for making this notification

     Carol Hunt

------------------------------------------------------------------------------------------------------------

Date of notification ___24 May 2004_________

------------------------------------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 25 MAY 2004
                  AT 13:00 HRS UNDER REF: PRNUK-2505041203-2A71


                       BOC to buy out Duke Energy's stake

                in joint venture to pressurize Mexican oil field



Windlesham, UK, 25 May 2004 -- The BOC Group and Duke Energy have agreed to terms on the sale of Duke Energy's 30 percent ownership interest in Compania de Nitrogeno de Cantarell, S.A. de C.V. (CNC) - the joint venture company that owns the world's largest nitrogen complex and supplies nitrogen to maintain pressure and increase oil recovery in Mexico's Cantarell oil field.

BOC has agreed to purchase Duke Energy's stake in CNC for US$59.7 million in cash, increasing BOC's overall stake in CNC to 65 per cent. The deal is subject to lender approval and certain other conditions. Duke Energy acquired its ownership interests in CNC when it acquired Westcoast Energy of Canada in 2002. Marubeni Corporation and Marubeni America Corporation will retain 25 percent and 10 percent, respectively.

CNC supplies nitrogen via pipeline to Pemex Exploracion y Produccion, the exploration and production arm of Petroleos Mexicanos (Pemex), Mexico's national oil company. Since 2000, when Pemex began injecting nitrogen into the Cantarell field to reduce the reservoir's natural decline of pressure, oil production has doubled to 2 million barrels per day (BPD). Pemex attributes an increase of some 600 thousand BPD in oil production to the nitrogen injection.

"BOC is pleased to increase its share in CNC and to reaffirm its commitment to the success of the Cantarell project," said Ned Galbally, senior vice president, Process Gas Solutions, BOC. "This is a very important undertaking for BOC. We led the consortium that was awarded this project in the 1990s and we continue to stay closely involved in the day-to-day operation. Today, the Cantarell oilfield nitrogen pressurization project is a huge success and BOC has assumed an even larger role in this project's future."

Contact: Christopher Marsay, Director, Investor Relations, The BOC Group Tel. 01276 477222 (International +44 1276 477222)

Notes to editors
The BOC Group (LSE: BOC), the worldwide industrial gases, vacuum technologies and distribution services company, serves two million customers in more than 50 countries. It employs 44,500 people and had annual sales of more than GBP4.3 billion in 2003. Further information about The BOC Group may be obtained on the Internet at www.boc.com

                                    SIGNATURE



                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date:June 1, 2004



                                     By:    /s/      Sarah Larkins
                                           -------------------------------------
                                           Name:  Sarah Larkins
                                           Title: Assistant Company Secretary





                                                                   Page 31 of 31